UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Centennial Fund V, L.P.,
   1428 15th Street
   Denver, CO  80202
   USA
2. Issuer Name and Ticker or Trading Symbol
   Crown Castle International Corp.
   TWRS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February, 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock               |2/3/99|X   | |19,400            |A  |$7.50      |3,731,285          |D(1)  |                           |
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___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Option (Right to|$20.9375|1/14/|A   |V|5,000      |A  |1/14/|1/14/|Common Stock|5,000  |       |5,000       |I(1|            |
 Purchase)            |        |99   |    | |           |   |99   |09   |            |       |       |            |)  |            |
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Warrants              |$7.50   |2/03/|X   | |19,400     |A  |10/31|10/31|Common Stock|19,400 |       |0           |D(1|            |
                      |        |99   |    | |           |   |/97  |/07  |            |       |       |            |)  |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1)	Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), is the sole general partner of
the Reporting Person, Centennial Fund V, L.P. ("Fund V").  By virtue of the relationship described, Holdings V may
be deemed to control Fund V and possess indirect beneficial ownership of the securities of the Issuer directly
beneficially held by Fund V.  This Form is also being filed on behalf of
Holdings V as in indirect beneficial owner of
securities of the
Issuer.
Steven C. Halstedt, Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr.,
and David C. Hull, Jr. are the sole
general partners of Holdings V (the "Individual Partners").  By virtue of the relationships described above and their
roles with Fund V and Holdings V, each of the Individual Partners may be deemed to control Holdings V and Fund
V and may be deemed to possess indirect beneficial ownership of the Issuer securities held by Fund V.
However, none of the Individual Partners, acting alone, has voting or investment power with respect to the Issuer
securities directly beneficially held by Fund V, and, as a result, each
Individual Partner disclaims beneficial
ownership of the Issuer securities directly beneficially owned by Fund V.
Jeffrey H. Schutz is a director of the
Issuer.
Each of the Individual Partners is also one of the five general partners of
Centennial Holdings IV, a Delaware
limited partnership ("Holdings IV"), which is the sole general partner of
Centennial Fund IV, L.P., a Delaware limited
partnership ("Fund IV").  By virtue of the relationships described above and their roles with Fund IV and Holdings
IV, each of the Individual partners may be deemed to control Holdings IV and
Fund IV and may be deemed to
possess indirect beneficial ownership of the Issuer securities held by Fund IV.
 However, none of the Individual
Partners, acting alone, has voting or investment power with respect to the
Issuer securities directly beneficially
held by Fund IV, and, as a result, each individual partner disclaims beneficial ownership of the Issuer securities
directly beneficially owned by Fund
IV.
Options are held by Jeffrey H. Schutz for the economic benefit of Fund IV and
Fund V pursuant to conditions of
Fund IV and Fund V's limited partnership agreements, as amended.  As such,
Jeffrey H. Schutz disclaims
beneficial ownership of such options other than to the extent of his indirect proportionate pecuniary interest in
Fund IV and Fund
V.
(2)  This form is executed by Jeffrey H. Schutz,  General Partner of Centennial
Holdings V, L.P, the sole General
Partner of Centennial Fund V,
L.P.
SIGNATURE OF REPORTING PERSON
Jeffrey H. Schutz, General Partner(2)
DATE
March 8, 1999